Superior Plus

Theresia R. Reisch
Manager, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: [redacted]

05005702

February 2, 2005

Via Courier

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 07 2005 WASH. D.C. 185 SECTION

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News Release dated February 2, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Manager, Investor Relations
and Corporate Secretary

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

/encl.

h:\spi\news\SECltr.doc

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

SUPERIOR PROPANE ACQUIRES FOSTER ENERGY, A NATURAL GAS LIQUIDS WHOLESALE MARKETER

Calgary, February 2, 2005...Superior Plus Income Fund (the "Fund") is pleased to announce that Superior Propane, a division of Superior Plus Inc., has purchased the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids based in Calgary, Alberta, for a purchase price of approximately $28 million, of which $15.5 million was paid on closing and financed from available term bank credit facilities. The remainder of the purchase price is payable over a five year period. The transaction is expected to be accretive to unitholders.

Foster Energy has been in business since 1997 and offers value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada. Today, the company provides transportation, storage, risk management, supply and logistics services with annual sales volumes of approximately 400 million litres to over 100 customers, resourced from more than 40 suppliers. Foster, led by Sheldon Gardiner, will continue to operate under the new trade name Superior Gas Liquids, a division of Superior Propane.

In commenting on the acquisition, David R. Eastin, President of Superior Propane, stated that "In addition to enhancing propane supply and logistics for Superior Propane, the acquisition will allow Superior Gas Liquids to achieve greater purchasing scale and improve its operational competitiveness. It also provides Superior Propane with increased exposure to the U.S. retail propane market."

Geoffrey N. Mackey, President and CEO of Superior Plus, added: "We are very excited about the synergies resulting from the combination of Foster's supply and logistics competencies with Superior's scale of operations and the opportunities for growth to the benefit of our unitholders."

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.0 million trust units outstanding. The Fund has $13.7 million principal amount of Series 1, and $101.1 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward Looking Statements: *Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Geoffrey N. Mackey, President & CEO of Superior Plus Inc.
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch, Manager, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com